July 11, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 7 to the Registration Statement on Form S-1

File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the letters dated June 18, 2012 and July 6, 2012. For ease of reference, the text of the Staff’s comments in each letter are included in bold-face type below under the heading related to the letter, followed in each case by the Company’s response. The comment number for each comment corresponds to the number given to that comment in the letter in which it appears. Page references included in the body of the Company’s responses are to Amendment No. 7.

LETTER DATED JUNE 18, 2012

Principal and Selling Stockholders, page 80

1.	We note that two of the principal stockholders identified have disclaimed beneficial ownership of securities “except to the extent of their pecuniary interest therein.” Please note that, for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnotes (2) and (3) to the Principal Stockholders table accordingly or tell us why such a disclaimer is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised page 81 to remove “except to the extent of their pecuniary interest therein.” The Company believes that Exchange Act Rule 13d-4 allows these principal stockholders to expressly disclaim beneficial ownership without the qualifier regarding pecuniary interest.

United States Securities and Exchange Commission

July 11, 2012

Executive and Director Compensation, page 82

Performance-Based Bonus, page 84

2.	We note your response to prior comment 6. In the first paragraph on page 82, you characterize your discussion of your executive compensation program as “[t]his Compensation Discussion and Analysis (‘CD&A’).” To the extent you elect to provide the scaled disclosure in Item 402(l) – 402(r) of Regulation S-K, please refrain from characterizing your executive compensation disclosure as a “Compensation Discussion and Analysis” or “CD&A.” Alternatively, please disclose the target and actual Company Adjusted EBITDA amounts for fiscal year 2011.

Response: The Company acknowledges the Staff’s comment and has revised references to “Compensation Discussion and Analysis” and “CD&A” to “Executive and Director Compensation.”

Underwriting, page 113

Directed Share Program, page 116

3.	We note that the underwriters have reserved shares of your common stock to be offered to your directors, officers, employees, business associates and related persons. Please provide us with any materials given to potential purchasers of the reserved shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no directed share materials were sent to prospective participants until a preliminary prospectus containing a price range was available. As soon as the preliminary prospectus containing a price range was available, Jefferies sent a notice to prospective participants. The notice included: (a) an explanatory letter accompanied by the preliminary prospectus, (b) a confidential indication of interest questionnaire, (c) a directed share account application and information form, (d) an IRS Form W-9, (e) an IPO and Voluntary Initiative Certification form for determining eligibility to participate in the directed share program under the rules of the Financial Industry Regulatory Authority, or FINRA, and (f) a list of answers to commonly asked questions. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff. The Company is supplementally submitting under separate cover copies of these materials and has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

July 11, 2012

Report of the Independent Registered Public Accounting Firm, page F-2

4.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date and the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

Response: The Company acknowledges the Staff’s comment and has revised to remove the restrictive legend that preceded the report of the independent registered public accounting firm and has revised to include the effective date of the stock split.

Financial Statements, page F-1

5.	Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company acknowledges the Staff’s comment has revised the financial statements and related disclosures to give retroactive effect to the reverse stock split.

Consolidated Statements of Income, page F-4

6.	Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering. Your pro forma balance sheet presented on page F-3 should also be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised the annual and interim financial statements and related disclosures to disclose pro forma earnings per share on the Company’s statements of income, including the effect of the conversion of all series of the Company’s preferred stock. Further, the Company has revised its pro forma balance sheet to reflect the conversion of all series of the Company’s preferred stock into common stock.

7.	Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds in excess of current year earnings would be required to fund the $19 million dividend payment and $2 million termination fee paid to the Sponsor in connection with the offering.

Response: The Company acknowledges the Staff’s comment and has revised the annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee.

United States Securities and Exchange Commission

July 11, 2012

Notes to Consolidated Financial Statements, page F-7

11. Stock-Based Compensation, page F-20

8.	Please revise Note 11 to disclose the estimated fair value of your common shares at December 25, 2011 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 25, 2011.

Response: The Company acknowledges the Staff’s comment and has revised Note 11 to the Company’s annual financial statements and interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options.

* * * * * * *

LETTER DATED JULY 6, 2012

Summary Historical Financial and Operating Data, page 10

1.	Since the company’s net income divided by diluted weighted average shares outstanding does not equal the company’s diluted earnings per share for all periods in which the company had net earnings, please revise to include a footnote explaining how diluted net income was calculated or determined for all periods presented. The revised disclosures should be presented in a level of detail consistent with that included on page F-12 of the company’s financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the Summary Historical Financial and Operating Data to supplement footnote 2 to explain that, for all periods presented, diluted net income was calculated by adding back to net income available to common stockholders the undistributed earnings allocated to the series A preferred stock and series B preferred stock as they were assumed converted as of the beginning of the year under the “if-converted method.” The Company also provided supplemental guidance to readers that no adjustment was made to net income available to common stockholders for conversion of any series of the Company’s preferred stock if the effect of such conversion was antidilutive and clarified that the assumed conversion of the Company’s series X preferred stock was antidilutive in all periods presented.

2.	Reference is made to footnote (f) on page 12. Please revise to disclose how the adjustments were calculated or determined. In this regard, the amounts of the additional borrowings, periods for which the additional borrowings were outstanding, and interest rates should be disclosed, including how the amortization of deferred financing costs was determined. The revised disclosure should be presented in a level of detail to enable the reader to recalculate the amount of the adjustment.

United States Securities and Exchange Commission

July 11, 2012

Response: The Company acknowledges the Staff’s comment and has revised footnotes (f) and (g) on page 13 to provide further detail regarding how it calculated the increase in interest expense resulting from the higher outstanding balance following the Refinancing Transactions (as defined in the Registration Statement). The disclosure includes the amounts of borrowings, the periods for which additional borrowings were assumed to be outstanding, the applicable interest rates and the changes in the amount of amortization of deferred financing fees.

3.	Please refer to note (h) on page 12. Please explain how the change in the interest rate from 8.5% to 7% meets the factually supportable criteria of Regulation S-X, Article 11-02(b)(6). Your response and revised disclosure should clearly explain why, if the refinancing transactions or offering took place as of December 27, 2010, your interest rate would have decreased to 7% and provide the calculation of the amounts of the adjustments, including all relevant assumptions used.

Response: The Company acknowledges the Staff’s comment and has revised note (h) on page 13 to more clearly explain why the interest rate would have decreased to 7%.

In addition, the Company advises the Staff that management believes that the change in interest rate is factually supportable under Regulation S-X, Article 11-02(b)(6), as the pro forma interest rate is calculated directly from Section 2.5(a) of the Company’s senior secured credit facility, filed as Exhibit 10.1 to the Registration Statement. The first amendment to the senior secured credit facility, filed as Exhibit 10.35 to the Registration Statement does not amend Section 2.5(a). The senior secured credit facility provides for two marginal rates of interest to be calculated at the election of the Company based on either of two base rates. In each case, the margin is reduced by 1.5% in the event that the Company’s Total Leverage Ratio (as defined in the senior secured credit facility) is below 2.0 to 1.0. For the pro forma periods presented in Summary Historical Financial and Operating Data, the Company’s Total Leverage Ratio was above 2.0 to 1.0, resulting in the interest rate under the senior secured credit facility being calculated at the higher marginal rate. The Company has elected to pay interest based on the Libor base rate under its senior secured credit facility. Using the Libor base rate, which has a floor of 1.5%, and adding the higher marginal rate of 7.0% from Section 2.5(a) of the senior secured credit facility (based on the Company’s Total Leverage Ratio being above 2.0 to 1.0) the historical interest rate was 8.5% for the pro forma periods presented. Upon consummation of the offering and application of the net proceeds to reduce the Company’s debt, the Total Leverage Ratio will fall well below 2.0 to 1.0. This will be true even at the low end of the price range and even if the offering size is substantially reduced. Using the Libor base rate floor of 1.5%, which the Company expects will continue to be the base rate following the offering, and adding the lower marginal rate of 5.5% from Section 2.5(a) of the senior secured credit facility based on the Company’s Total Leverage Ratio following the offering, the pro forma interest rate was calculated and presented at 7.0%. Accordingly, assuming the offering and application of the net proceeds took place at December 27, 2010, the interest rate would have been 7.0% instead of 8.5% based on the Company’s Total Leverage Ratio dropping below 2.0 to 1.0 and the application of the contractual interest rate provision from Section 2.5(a) of the senior secured credit facility.

United States Securities and Exchange Commission

July 11, 2012

Further, pursuant to Section 2.3 of the senior secured credit facility, the Company is obligated to use the proceeds from the offering to repay debt outstanding under the facility. The Company is required to repay the amount required to reduce the Company’s Total Leverage Ratio below 2.0 to 1.0. As previously discussed, even at the low end of the price range and even if the offering size is substantially reduced, the Company will have sufficient proceeds to pay this amount.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4.	Please tell us how the conversion of preferred stock to common stock is reflected in your pro forma balance sheet at March 25, 2012 as requested in our prior comments. In this regard, we note the amount of common stock outstanding from actual to pro forma remained unchanged. Please advise or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the stockholders equity line item amounts on Consolidated Balance Sheets on page F-3 to reflect the conversion of the preferred stock to common stock and the reduction in outstanding preferred stock. Further, the Company revised the stockholders equity line items to include the number of shares of each of common stock and convertible preferred stock authorized, issued and outstanding at each of March 25, 2012 and March 25, 2012 pro forma.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 11, 2012

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

Charles T. Haag

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.

Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.

Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP